Att 3/12/2004

VA 3-12-04

RECEIVED
MAR - 1 2004
SEC MAIL PROCESSING
WASH. D.C. 158

UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington

04002954

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48925 ✓

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manitou Capital Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1425 Michigan Avenue
(No. and Street)

Frankfort	MI	49635
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. Miller (231) 352-8016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis, Gartland & Niergarth, P.C.
(Name – *if individual, state last, first, middle name*)

415 Munson Avenue, PO Box 947		Traverse City, MI	49685-0947
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22

OATH OR AFFIRMATION

I, Diane M. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manitou Capital Management, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diane M. Miller
Signature

President
Title

H. Renee Tondu
Notary Public

H. RENEE TONDU
Notary Public, Manistee County, MI
Acting in Benzie County, MI
My Commission Expires 10-19-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manitou Capital Management, Inc.

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2003

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH., D.C.
158

Dennis, Gartland & Niergarth, P.C.

CONTENTS

DENNIS, GARTLAND & NIERGARTH P.C.

Business and Financial Advisors
Our clients' success – our business

Thomas E. Gartland, CPA
Brad P. Niergarth, CPA
James G. Shumate, CPA
Robert C. Thompson, CPA
Michael D. Shaw, CPA
Mary F. Krantz, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
Manitou Capital Management, Inc.

We have audited the accompanying statement of financial condition of Manitou Capital Management, Inc. (a Michigan corporation) as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Manitou Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Manitou Capital Management, Inc. did not have any liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2003; therefore, the statement of changes in liabilities subordinated to claims of general creditors is omitted from the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manitou Capital Management, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis, Gartland & Niergarth, P.C.

February 16, 2004

415 Munson Avenue, Post Office Box 947
Traverse City, Michigan 49685-0947
231.946.1722, FAX: 231.946.2762
www.dgncpa.com

Manitou Capital Management, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
CURRENT ASSETS	
Cash	$ 9,416
FIXED ASSETS	
Office furniture and equipment	2,144
Less accumulated depreciation	(1,441)
Total fixed assets	703
INVESTMENTS	
Investment in warrants	900
OTHER ASSETS	
Officer advance	17,191
Total assets	$ 28,210
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 730
STOCKHOLDER'S EQUITY	
Capital stock	1,000
Additional paid in capital	2,829
Retained earnings	23,651
Total equity	27,480
Total liabilities and stockholder's equity	$ 28,210

The accompanying notes are an integral part of these financial statements

Manitou Capital Management, Inc.

STATEMENT OF INCOME

For the year ended December 31, 2003

Revenues	
Sales	$ 13,094
Expenses	
Depreciation expense	669
Licenses/fees	15
Office supplies and expense	197
Professional fees/accounting	3,940
Professional fees - NASD	1,547
Repairs and maintenance	262
Utilities	232
Telephone	1,104
Loss on investment in warrants	2,400
Total expenses	10,366
NET INCOME	$ 2,728

The accompanying notes are an integral part of these financial statements

Manitou Capital Management, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2003

	Capital Stock - Common	Additional Paid in Capital	Retained Earnings
Balance, beginning of year	$ 1,000	$ 2,829	$ 25,923
Distributions	-	-	(5,000)
Net income	-	-	2,728
Balance, end of year	$ 1,000	$ 2,829	$ 23,651

The accompanying notes are an integral part of these financial statements

Manitou Capital Management, Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

OPERATING ACTIVITIES	
Net income	$ 2,728
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	669
Loss on investment in warrants	2,400
Accounts payable	(445)
Net cash provided by operating activities	5,352
FINANCING ACTIVITIES	
Change in officer advance	(1,080)
Distributions to stockholder	(5,000)
Net cash used by financing activities	(6,080)
NET DECREASE IN CASH	(728)
Balance of cash, beginning of period	10,144
Balance of cash, end of period	$ 9,416

The accompanying notes are an integral part of these financial statements

Manitou Capital Management, Inc.

NOTES TO FINANCIAL STATEMENTS

NOTE A - NATURE OF OPERATIONS

Manitou Capital Management, Inc. (the "Company"), a Michigan corporation, was incorporated on December 12, 1995 and began doing business on January 1, 1996. The Company is a registered broker-dealer with the National Association of Securities Dealers. The Company was formed to engage in the solicitation of mutual fund orders for major mutual funds.

Manitou Capital Management, Inc. is solely owned by Diane Miller.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to prepare financial statements on the accrual basis of accounting.

Investments

Investments in warrants are stated at their estimated fair market value.

Property and Equipment

Property and equipment is depreciated using the 200% double declining balance method.

Depreciation is based on 3 - 7 years useful life.

Expenditures for repairs and maintenance are charged to operations as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Manitou Capital Management, Inc. has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash Equivalents

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sales in the ordinary course of business.

Officer Salaries

The corporate officer and sole stockholder has elected not to take any salary as of yet. In the future, when the Company becomes more profitable and has better cash flow, there is an expectation that the officer will draw a salary.

Comprehensive Income

Net income is representative of comprehensive income. There are no items of other comprehensive income requiring disclosure.

NOTE C - FINANCIAL INSTRUMENTS

Concentration of Credit Risk

The Company maintains a cash account at one financial institution, which is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's cash balance was fully insured.

Fair value

The fair value of financial instruments approximates their carrying value.

NOTE D - INVESTMENTS IN WARRANTS

In connection with the restructing of NASD in 2000, the Company purchased 300 warrants to acquire NASDAQ Stock Market, Inc. common stock owned by NASD. Each warrant entitles the Company to purchase four shares of NASDAQ common stock for prices ranging from $13 to $16 per share. Each warrant is exercisable for 12 months in each of four annual tranches, with one share of NASDAQ common stock available for purchase in each tranche. The first annual tranche became exercisable on June 28, 2002.

The Company's cost was $11 per warrant. As of December 31, 2003, the estimated fair market value of the warrant was $3 per warrant. A loss of $8 per warrant, or $2,400, was recognized by the Company during 2003. The warrants and the underlying stock are not actively traded and, therefore, the value of the warrant is subject to substantial estimation. Such estimates may be significantly revised in the near term.

NOTE E - COMMON STOCK

Manitou Capital Management, Inc. had common stock at $1 par value; 1,000 shares authorized, issued and outstanding at December 31, 2003.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has loaned funds to the sole stockholder, Diane Miller, in the amount of $17,191. This amount is unsecured and without interest.

Manitou Capital Management, Inc.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission

As of December 31, 2003

Ownership Equity	
Capital stock	$ 1,000
Paid in capital	2,829
Distributions	(5,000)
Retained earnings	25,923
Current year income	2,728
Total ownership equity	27,480
Non-Allowable Assets	
Property and equipment, net	703
Investment in warrants	900
Officer advance	17,191
Total non-allowable assets	18,794
Net Capital	8,686
Net capital as reported in Company's FOCUS report	$ 8,686

AGGREGATE INDEBTEDNESS

Miscellaneous accounts payable	$ 730

REQUIRED NET CAPITAL

NASD required net capital (6.67% Aggr. Ind.) or $5,000, whichever is greater	$ 5,000
SEC early warning requirement (120% N.C.)	$ 6,000
Required net capital	$ 5,000

EXCESS NET CAPITAL

Net capital	$ 8,686
Required net capital	5,000
Excess net capital	$ 3,686

AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO

Aggregate indebtedness	$ 730
Net capital	$ 8,686
Ratio	.13 to 1

DENNIS, GARTLAND & NIERGARTH P.C.

Business and Financial Advisors
Our clients' success – our business

Thomas E. Gartland, CPA
Brad P. Niergarth, CPA
James G. Shumate, CPA
Robert C. Thompson, CPA
Michael D. Shaw, CPA
Mary F. Krantz, CPA

REPORT ON INTERNAL CONTROLS

Board of Directors and Stockholder
Manitou Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Manitou Capital Management, Inc., (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
CPAmerica International

415 Munson Avenue, Post Office Box 947
Traverse City, Michigan 49685-0947
231.946.1722, FAX: 231.946.2762
www.dgncpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dennis, Gartland & Niergarth, P.C.

February 16, 2004